

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 4, 2017

Thomas M. DeLonge
Chief Executive Officer
To The Stars Academy of Arts and Science Inc.
1051 S. Coast Highway 101, Suite B
Encinitas, CA 92024

> **Re: To The Stars Academy of Arts and Science Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted July 10, 2017**
> **CIK No. 0001710274**

Dear Mr. DeLonge:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

General

1. Please confirm your understanding that in order to comply with Rule 251(d)(3)(i)(F), the offering must commence within two calendar days of qualification by the Securities and Exchange Commission staff.

2. Please quantify in a footnote to the table the offering expenses to be borne by you in connection with the offering assuming the minimum and maximum offering conditions. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

Summary, page 4

3. We note your statement that To The Stars Academy of Arts and Science Inc. was formed as a Delaware public benefit corporation. Please expand the disclosure in your offering circular to explain how an investment in a public benefit corporation differs from an investment in an entity that does not have that status. Possible areas of disclosure might include the rights of stockholders in a Delaware public benefit corporation, duties and obligations of directors and potential anti-takeover effects and considerations in a sale of the company. Please also disclose any related significant factors that make the offering speculative or substantially risky. See Item 3(b) of Form 1-A. In addition, please expand your risk factor disclosure on page 7 under the caption "As a public benefit corporation, our decision-making includes more than profitability" to clarify the risk to investors.

Risk Factors, page 7

4. Please provide risk factor disclosure for each of the following items, or tell us why you do not believe such disclosure is required under Item 3(b) of Part II to Form 1-A:

- your obligation under the licensing agreement to pay a minimum royalty guarantee of $100,000 in each calendar year;

- the provisions in your certificate of incorporation that relate to competition and corporate opportunities; and

- the provisions in your certificate of incorporation requiring the affirmative vote of the holders of a majority of the shares of Class B common stock then outstanding, voting separately as a class, to approve certain matters.

Intellectual Property, page 24

5. Please revise to provide more detail regarding the terms of your licensing agreement dated April 26, 2017, including the parameters of the license granted, approval rights retained by the licensors, termination rights, and the duration of the agreement. See Item 7(a)(2) of Part II to Form 1-A.

6. We note your disclosure on page 24 regarding oppositions to the TTS class 9 and 25 trademark applications for the "Strange Times" mark. If material, please clarify the status of such trademark applications.

Compensation of Directors and Executive Officers, page 34

7. Please revise the table on page 34 to include all of the information required by Item 11 of Part II to Form 1-A for each of the three highest paid persons who were executive officers during your last completed fiscal year.

<u>Security Ownership of Management and Certain Securityholders, page 35</u>

8. Please revise to disclose the natural person or persons who have or share voting or dispositive power over the shares held by Gravity Holdings LLC.

<u>Exhibits</u>

9. Please file a legality opinion, as required by Item 17 of Part III to Form 1-A.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure